7 August 2002
Number: 47/02

BHP BILLITON FULL YEAR RESULTS FOR THE YEAR ENDED 30 JUNE 2002

Please find attached BHP Billiton's full year results for the year ended 30 June 2002.

Karen Wood

Company Secretary

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: + 61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7747 3956 email: Mark.Lidiard@bhpbilliton.com
Mandy Frostick, Media Relations Tel: +61 3 9609 4157 Mobile: +61 419 546 245 email: Mandy.J.Frostick@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON

FULL YEAR RESULTS FOR THE YEAR ENDED 30 JUNE 2002

  EBITDA robust at US$4.9 billion despite lower revenues.

  Operating cash flow (after interest and tax) maintained at US$3.9 billion despite difficult conditions.

  EBIT US$3.2 billion, attributable profit US$1.9 billion, earnings per ordinary share 32.1 US cents (all excluding exceptional items).

  Merger benefits of US$220 million delivered (before one-off costs).

  Steel demerger completed.

  Exploration successes for Petroleum.

  Quality portfolio offers more stable cash flows in uncertain world economy.

		2002	2001	Change
Year ended 30 June		US$M	US$M	%

Turnover (1)		17 778	19 079	-6.8%

EBITDA (1)(2)(5)		4 915	5 299	-7.2%

EBIT (1)(3)(5)		3 188	3 627	-12.1%

Attributable profit
-	excluding exceptional items	1 934	2 189	-11.6%
-	including exceptional items	1 690	1 529	10.5%

Operating cash flow including dividends from joint
ventures and associates and after net interest and tax		3 918	3 837	2.1%

Basic earnings per share (US cents)
-	excluding exceptional items	32.1	36.8	-12.8%
-	including exceptional items	28.0	25.7	8.9%

EBITDA interest coverage (times) (4)(5)		11.0	8.5	29.4%

(1) Including the Group's share of joint ventures and associates.

  EBITDA is profit before net interest, taxation, and depreciation and amortisation (excluding impairments).

(3) EBIT is profit before net interest and taxation.

(4) For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and exchange differences arising from net debt.

(5) Excluding exceptional items.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP). Financial results prepared under Australian GAAP are provided on page 26.

All references to the corresponding period are to the year ended 30 June 2001.

PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 30 JUNE 2002

CHIEF EXECUTIVE'S REVIEW

The Merger

The merger of BHP Limited and Billiton Plc on 29th June 2001 established a new leader in the global resources sector, one seeking superior shareholder returns as the world's premier supplier of natural resources and related products and services. Merger integration via the "Dual Listed Companies" structure was swift, with the key business units being organised immediately into 6 Customer Sector Groups, supported by 2 marketing hubs - one in The Hague, and one in Singapore. Virtually from the outset, the executive group functioned as a unified team, and performed effectively in the challenging market conditions of the past year.

Along with the smooth integration, five highlights stand out:

  the successful demerger of BHP Steel;

  the approval of 12 new projects involving aggregated capital investments of US$2.9 billion;

  a string of remarkable successes by our Petroleum exploration teams;

  the delivery of merger benefits of $220 million (before one-off costs); and

  the publication of our Strategic Framework in April this year, which detailed the key value drivers which distinguish us from our competitors, the strategic imperatives which will realise our full potential, and 8 performance measures against which we have invited the market to judge us.

The financial results achieved by the management team during the 2002 financial year, BHP Billiton's first as a combined group, are set out below.

Stability and Growth

The central tenet of the BHP Billiton business model is that its diversified portfolio of high quality assets provides more stable cash flows and greater capacity to drive growth than the traditional resource cyclicals. The results of the past year provide striking support for that thesis. Despite price weakness in many of our products, despite currency fluctuations, and canny cut-backs at some of our major operations, our Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) held steady at around US$1.2 billion in every quarter. Aggregated over the year, EBITDA was US$4,915 million, down only 7.2% on last year's record level notwithstanding much weaker commodity markets.

Even more dramatic was the underlying stability of our operating cash flows (after interest and tax) which held steady at US$3,918 million, despite the generally lower prices.

These strong financials were reflected in other measures: EBITDA interest cover rose from 8.5 times in 2001 to 11.0 times in the reporting year; gearing (net debt to net debt plus equity) declined from 38.4% to 35.0%; and net debt at 30 June 2002 was US$6,822 million, a reduction of US$499 million over the year.

Our robust cash flows left us well placed to proceed methodically with the new growth projects that we flagged to shareholders at the time of the merger. A full list of projects approved this year, totalling US$2.9 billion, is attached.

The Income Statement

The difficult market conditions that prevailed throughout the year were reflected in Group turnover, which fell by 6.8% to US$17,778 million, due to lower commodity prices (for crude oil, aluminium, copper, nickel, chrome, alumina, silver and zinc), lower sales volumes (from Escondida (Chile), Tintaya (Peru), energy coal, crude oil at Bass Strait (Australia), Laminaria (Australia), Griffin (Australia), Samarco (Brazil), manganese and titanium minerals) and lower contributions from ceased and sold operations. These factors were partly offset by contributions from new and acquired operations (including the first full year's results from the various Rio Algom businesses, the energy coal operations in Colombia, the additional 29% interest in Ekati™ diamond mine (Canada) and the additional 56% interest in Worsley alumina refinery (Australia)).

Earnings before interest and tax (EBIT), excluding exceptional items, was US$3,188 million compared with US$3,627 million last year, a reduction of 12.1%. This decline was caused by the lower commodity prices, lower profits from ceased, sold and discontinuing operations, increased exploration expenditure, and the impact of inflation on operating costs. Offsetting factors were profits from new and acquired operations, the favourable effect of exchange rate movements, lower price-linked costs, and increased profits from asset sales.

Net interest expense (before exchange gains on net debt) fell to US$429 million from US$625 million in the corresponding period. In fact, net interest including capitalised interest and excluding discounting on provisions, fell from US$625 million to US$445 million. That reduction of US$180 million (28.8%) was principally driven by an improved credit rating, lower average debt levels and lower market interest rates.

Exchange gains on net debt were US$180 million compared with US$149 million in the corresponding period, arising primarily on the year end translation of Rand denominated debt of companies which account in US dollars as their functional currency. The Rand depreciated by 21% during the current period compared with the 16% depreciation in the corresponding period. Approximately Rand 2.9 billion of debt was repaid during the year.

The tax charge for the year (excluding exceptional items) was US$958 million, representing an effective rate of 32.6%. Excluding the impact on tax of non tax-effected foreign currency gains and other functional currency translation adjustments, the effective rate was 32.7%. This rate is above the nominal rate of 30% mainly due to non tax-effected losses in the current year, non-deductible accounting depreciation and amortisation, and secondary taxes on dividends paid and payable by South African entities, partly offset by the recognition of prior year tax losses.

Attributable profit (excluding exceptional items) was US$1,934 million, down 11.6% from the US$2,189 million of last year. Basic earnings per share was 12.8% lower at 32.1 US cents.

Exceptional Items

Exceptional items totalling US$212 million (before tax) were expensed at year end. These included one-off costs of US$80 million relating to the merger and restructuring of the Group during the year.

Following a reassessment of the Group's asset disposal and closure plans relating to its South West Copper business in the US (where the Group ceased operations in 1999), impairment provisions, principally related to the San Manuel smelter, were increased by US$171 million. This was offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.

Sulphide operations at Tintaya (Peru) have been suspended until at least January 2003. An exceptional charge of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment.

In June 2002 a change in legislation increased the corporation taxation rate for oil and gas companies in the United Kingdom from 30% to 40%, resulting in deferred taxation balances being restated, with an adverse impact of US$56 million on the full year's results. The tax effects of other exceptional items were a benefit of US$24 million.

After accounting for these exceptional items, the remaining attributable profit was US$1,690 million, 10.5% higher than the US$1,529 million of last year. Basic earnings per share, including exceptional items, was 28.0 US cents, 8.9% higher than the 25.7 US cents of the corresponding period.

Cash Flows

Capital expenditures and financial investment totalled US$2,621 million for the year. Expenditure on growth projects amounted to US$1,622 million, including Escondida Phase IV, the ROD oil and Ohanet wet gas projects in Algeria, Mozal II and Petroleum projects in the Gulf of Mexico. Maintenance capital expenditure of US$859 million was US$31 million lower than in the previous year. Exploration expenditure was US$390 million, an increase of US$49 million.

Net cash outflow from acquisitions and disposals was US$38 million, including additional investments in Colombian coal assets and Ekati™, less the proceeds from the sale of PT Arutmin (Indonesia).

After dividend payments of US$811 million (up from US$751 million in the prior year) net cash flow (before management of liquid resources and financing) amounted to US$448 million. This inflow compares to an outflow of US$1,977 million in the corresponding period, which included the acquisitions of Rio Algom and the additional 56% interest in the Worsley alumina refinery.

Dividends

An interim dividend of 6.5 US cents per fully paid ordinary share was paid in December 2001 and a final dividend of 6.5 US cents per fully paid ordinary share was paid in July 2002, bringing the total for the year to 13.0 US cents. The BHP Billiton Limited dividends were fully franked for Australian taxation purposes.

The corresponding period for BHP Billiton Limited shareholders included an unfranked interim dividend of 12.1 Australian cents per fully paid share (adjusted for merger bonus issue) and a fully franked final dividend of 12.6 Australian cents per fully paid share (adjusted for merger bonus issue).

The corresponding period for BHP Billiton Plc shareholders included an interim dividend of 4.0 US cents per share and a final dividend of 8.0 US cents per share.

Dividends for the BHP Billiton group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African Rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the declaration date were used for conversion.

Portfolio Management

The demerger of BHP Steel in July 2002 was a landmark event, severing a link of many decades. The outcome was embraced by both organisations, launching BHP Steel as an independent, world class steel business and releasing BHP Billiton to focus on its upstream interests. Strong demand for the BHP Steel shares; which were sold through the Sale Facility to participants under the Retail and Institutional offers, took the final price to A$2.80 per BHP Steel share. The 6% retained by BHP Billiton and sold through the Sale Facility brought a cash benefit of US$75 million in July 2002. Accounting rules will see the difference between this selling price and the book value - some US$19 million - appear as a loss in the 2003 financial statements. BHP Billiton Plc shareholders received approximately 149 million bonus shares to match the demerger value distributed to BHP Billiton Limited shareholders.

During the year, we also finalised our responsible exit from the Ok Tedi copper mine in Papua New Guinea, in the process establishing a fund to support the future social and economic development of the people of Papua New Guinea and, in particular of the Western Province. We also announced the sale of our interest in the PT Arutmin Indonesia energy coal operations, and the acquisition, in conjunction with our partners, of the 50% interest in Cerrejon Zona Norte energy coal mine in Colombia, bringing our interest to 33%.

Capital Management

A US$2.5 billion syndicated multi-currency revolving facility was completed in September 2001. This facility replaced the US$1.2 billion credit facility of BHP Billiton Limited and the US$1.5 billion and US$1.25 billion credit facilities of BHP Billiton Plc. The facility includes a US$1.25 billion 364-day revolving credit component, and a US$1.25 billion five-year revolving credit component.

In October 2001, BHP Billiton increased its A$ Commercial Paper Program limit from A$1 billion to A$2 billion. During November 2001, the Group issued A$1 billion in debt securities in two tranches: A$750 million of 7 year, 6.25% notes maturing August 2008; and A$250 million of 3 year, floating rate notes maturing November 2004. In addition a US$1.5 billion Euro Medium Term Note (EMTN) programme was established during June 2002.

In accordance with the announced share buyback program, BHP Billiton Limited re-purchased 4,134,622 shares during the year at a weighted average price of A$8.83 per share. The buyback program allows for the purchase of either BHP Billliton Limited or BHP Billiton PLC shares, up to a limit of 186 million shares.

Merger Benefits and Further Cost Savings

An important target announced at the time of the merger was the pursuit of ongoing benefits of US$270 million (before one-off costs) by the end of financial year 2003. Good progress was made towards this goal, with US$220 million being delivered in the year ended 30 June 2002. These benefits arose in a number of different areas, including Operating Excellence initiatives, strategic sourcing, changes to our marketing activities, access to lower cost finance and widespread operational savings. One-off costs of US$115 million were incurred to deliver the benefits, of which US$80 million has been expensed as an exceptional item.

A further target of US$500 million of cost savings and efficiency gains has been set for the next three years. A major part of this is expected to be delivered through the continuance of our Operating Excellence initiatives, together with savings from simplified structure and processes, economies of scale from centrally-focused marketing activities, and from productivity improvements from ongoing operations.

Exploration Progress for Petroleum

Our Petroleum exploration shows particular promise. We invested US$287 million in exploration and appraisal activities during the year, and were rewarded with a finding cost of US$1.59 per barrel of oil equivalent and a capitalisation rate of 47.4%. Both represent top tier performance.

In the Gulf of Mexico, appraisal wells at Mad Dog and Atlantis were successfully completed, leading to sanction of both projects. The near field discovery at Boris will be tied back to the Typhoon facility. Encouraging discoveries were made at Cascade and Neptune, and will now be further appraised.

In Trinidad, the Kairi and Canteen wells built on our original exploration success in the Angostura field and development work is well advanced to sanction this project during the coming year.

Further leases were acquired in both the Gulf of Mexico and Trinidad whilst new leases were obtained offshore Brunei, South Africa and Brazil.

Corporate Governance

From 1 July 2002, I assumed the role of CEO and Managing Director, replacing Paul Anderson who retired from his executive role on the same date but remains on the Board until completion of the Annual General Meeting in November 2002. The Board will pay him tribute at an appropriate function for his outstanding service to this Group.

Messrs. Ben Alberts, John Conde, Derek Keys and Barry Romeril retired from the Board at the end of June 2002. All four contributed much to the decisions of the Group, and particularly to those related to the merger.

The Annual General Meetings of BHP Billiton Limited and BHP Billiton Plc will both be held on Monday 4 November 2002. The meetings will be held in Melbourne and in London simultaneously and will be linked by video.

Outlook

There is cause for concern about the global economy. Although OECD industrial production continues to post small monthly rises, it remains below the levels of a year ago. After some early gains, the US economy is struggling to maintain momentum; growth prospects across Europe remain subdued; and a rising Yen threatens to derail Japan's export led recovery. Business investment and non-residential construction remain weak in the developed economies. Only across Asia does production continue to improve, particularly in South Korea and China where annual growth is approaching eight percent.

In recent weeks extreme volatility in equity markets, falling business and consumer confidence, and heightened risk aversion have cast a pall over the global economic outlook. In reaction, the prices of many traded commodities have fallen to or near multi-month lows. In these circumstances, the executive team will concentrate on the sound management of our businesses, while remaining alert for opportunities that might arise from the turmoil.

Whilst our short-run profits may show volatility due to movements in foreign exchange rates, our accounting practices provide balance sheet stability and proper management of our costs over the long-run. Additionally our diversified portfolio of high quality assets provides more stable cash flows, leaving us well placed to prosper where others might not.

TRADING REVIEW

EBIT

The following table details the approximate impact of major factors affecting EBIT for the year ended 30 June 2002 compared with the corresponding period.

		Merger benefits
	Total	included
	US$M	US$M

EBIT for the year ended 30 June 2001	3,627
Change in sales prices	(665)	20
Change in volumes	(165)	5
Price linked costs	270
Inflation on costs	(210)
Costs	80	110	(a)
New and acquired operations	185	15
Ceased, sold and discontinued operations	(255)
Exchange rates	375
Asset sales	45
Exploration	(45)
Other items	(54)

EBIT for the year ended 30 June 2002	3,188	150	(b)

( a ) Gross savings of US$145 million, net of one-off costs of US$35 million
( b ) Other non-EBIT merger benefits totaling US$35 million were achieved during the year.

Prices

Lower prices for crude oil, aluminium, copper, nickel, chrome, alumina, diamonds, silver and zinc decreased turnover by approximately US$1,035 million. This decrease was partly offset by higher prices for metallurgical coal, energy coal, and gas prices which increased turnover by approximately US$370 million.

Volumes

Lower sales volumes from Base Metals, Carbon Steel Materials, petroleum products, Energy Coal and Titanium Minerals businesses were partly offset by higher sales volumes from the Stainless Steel Materials businesses, resulting in a net volume impact on EBIT of a loss of approximately US$165 million.

Costs

Cost reductions increased EBIT by approximately US$350 million compared with the corresponding period. Lower price linked costs of approximately US$270 million were mainly due to lower royalties and taxes for petroleum products together with lower costs for London Metals Exchange (LME) listed commodities partially offset by increased royalty costs at metallurgical coal operations mainly reflecting higher metallurgical coal prices.

Merger benefit initiatives generated net cost savings of approximately US$110 million during the year.

Costs increased at Escondida (Chile) mainly reflecting the decision to reduce production in response to weaker base metals markets and increased costs at metallurgical coal operations (Australia) and energy coal operations (New Mexico) were due to operational issues. These factors were partly offset by lower operating costs at Liverpool Bay (UK) and Hillside (South Africa), primarily reflecting higher maintenance activities in the corresponding period, cost reductions at the Gulf of Mexico (US) petroleum operations mainly due to increased productivity, and savings at WA Iron Ore operations (Australia) due to lower port and rail costs.

Inflation increased costs by approximately US$210 million.

New and acquired operations

New and acquired operations increased EBIT by approximately US$185 million compared with the corresponding period mainly due to, commencement of production of petroleum from Typhoon (America), Zamzama (Pakistan) and Keith (North Sea), increased ownership interests in the Worsley alumina refinery (Australia) together with the fully commissioned Mozal aluminium smelter (Mozambique), the acquisition of an additional 29% interest in the EkatiTM diamond business, a full years contribution from Rio Algom base metals businesses and the first full year contribution from Carbones del Cerrejon and Cerrejon Zona Norte Coal (Colombia). These factors were partially offset by a downturn in the Integris (formerly Metals Distribution) (US) business compared with the corresponding period.

Ceased, sold and discontinued operations

Steel profits (excluding OneSteel Limited) reduced by approximately US$130 million. The corresponding period included contribution to EBIT of approximately US$125 million from a higher ownership interest in metallurgical coal (Queensland), the sale of Buffalo oilfield (Australia), spun-out steel operations (OneSteel Limited), and the Ok Tedi copper mine (PNG), partly offset by losses from HBI Venezuela. The current period included a lower contribution from PT Arutmin Indonesian energy coal operations due to sale of the business in November 2001.

Foreign exchange

Foreign currency fluctuations had a favourable effect of approximately US$375 million mainly due to the impact of lower Rand/US$ (US$265 million) and A$/US$ (US$85 million) exchange rates on related operating costs and the conversion of monetary assets and liabilities, including provision balances, and reduced losses on legacy A$/US$ currency hedging.

Asset sales

Profits from asset sales were approximately US$45 million higher than the corresponding period mainly due to the profit on sale of PT Arutmin Energy Coal operations in Indonesia.

Exploration

Exploration charged to profit was approximately US$45 million higher than the corresponding period mainly due to the write-off of La Granja copper exploration activities (Peru), together with increased petroleum activity in the Gulf of Mexico.

CUSTOMER SECTOR GROUP SUMMARY

A detailed explanation of the factors influencing EBIT, including joint ventures and associates (excluding exceptional items) by Customer Sector Group, is as follows:

Aluminium

Aluminium contributed EBIT of US$492 million, down from US$523 million, a decrease of 5.9% compared with the corresponding period.

The EBIT reduction was mainly attributable to the lower average LME price for aluminium, down US$180 per tonne or 11.7%, and the decline in production from Alumar and Valesul (Brazil) due to power curtailments.

These factors were partially offset by higher alumina production from Worsley (Australia) following the acquisition of an additional 56% interest in January 2001 together with increased production and profits from the fully commissioned Mozal (Mozambique) aluminium smelter. Lower operating costs were mainly due to the decrease in LME linked production costs together with the favourable effect on related operating costs due to US dollar exchange rate movements against the South African Rand and Brazilian Real.

Base Metals

Base Metals contributed EBIT of US$200 million, down from US$462 million, a decrease of 56.7% compared with the corresponding period.

The EBIT reduction was mainly due to a significant decline in the average realised copper price to US$0.69/lb compared to US$0.78/lb in the corresponding period together with lower volumes at Escondida and Tintaya, reflecting the decision to temporarily reduce production in reaction to the global deterioration of base metals markets. In addition, the current period was adversely impacted by the write-off of the La Granja (Peru) exploration activities.

These factors were partly offset by a full year's contribution from the various Rio Algom operations (Cerro Colorado, Antamina and Highland Valley Copper) which were acquired in October 2000, as well as higher silver and lead volumes at the Cannington (Australia) silver mine resulting from a revision of the mine's production strategy.

Carbon Steel Materials

Carbon Steel Materials contributed EBIT of US$1,084 million, up from US$918 million, an increase of 18.1% compared with the corresponding period.

The increase in EBIT was attributable to increased volumes and higher prices for metallurgical coal, lower operating costs at Mt Whaleback (Australia) iron ore operations due to improved waste ore ratios, and improved operating performance over the year and lower capital expenditure (which is charged to profit) at BoodarieTM Iron (Australia). Operating costs across West Australian iron ore operations were further reduced by improved ship loading rates at Port Hedland (Australia), reflecting the successful application of the Operating Excellence methodology. The favourable effect of the lower A$/US$ and Rand/US$ exchange rates reduced related operating costs.

These factors were partially offset by higher costs at metallurgical coal operations in Queensland due to increased stripping costs at Goonyella, Blackwater, Saraji and Peak Downs, adverse roof conditions at Crinum between August 2001 and December 2001, together with higher royalty costs and higher demurrage costs. Reduced market demand for manganese ore and alloy products, as well as Samarco pellets, resulted in lower sales and prices for these commodities compared with the corresponding period.

On 26 March BHP Billiton declared "force majeure" on sales contracts and some supply contracts at the BoodarieTM Iron Plant. The declaration followed the temporary suspension of work at the plant following a tube failure in a gas re-heating furnace. Production re-commenced in one train on 18 July 2002, with the remaining three trains planned being progressively back on line during the September 2002 quarter.

Agreement was reached in May 2002 with Nippon Steel Corporation (Japan) and Kawasaki Steel Corporation (Japan) for the prices of Mt Newman (West Australia) Iron Ore from the period commencing 1 April 2002. The agreed prices are :-

  Mt Newman Fines - 28.28 US cents per dry long ton unit - a decrease of 2.4%.

  Mt Newman Lump - 36.13 US cents per dry long ton unit - a decrease of 5.0%.

Commercial terms have been settled for the majority of annually priced coking coal contracts relating to the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui coal operations in Queensland (Australia) and the BHP Billiton Illawarra coal operations (Australia):

  FOB prices for premium hard coking coals have increased to a range of US$48.00 - US$50.00/t across all markets, reflecting strong supply/demand fundamentals following the reduction in export volumes from a number of US operations in 2001/02.

  FOB prices for semi-soft and PCI coals have decreased to a range of US$32.00 - US$33.00/t across all markets. The lower prices largely reflect pressure from Chinese supply and a weaker thermal coal market.

  Volumes are expected to remain steady.

The majority of prices settled with customers are retrospective to 1 April 2002.

Stainless Steel Materials

Stainless Steel Materials contributed EBIT of US$3 million, down from US$72 million, compared with the corresponding period.

The EBIT reduction was driven by lower realised prices for nickel and cobalt by-product, down 17% and 33% respectively, together with lower prices for ferrochrome products due to producers liquidating stock holdings to reduce inventory levels. Ferrochrome prices were also adversely impacted by the devaluation of the South African Rand against the US dollar.

These factors were partly offset by the favourable effect of the lower Rand/US$ exchange rate on related operating costs and the favourable impact from nickel due to increases in production, mainly from the continued ramp-up of Cerro Matoso Line 2, which commenced production on 1 January 2001.

Energy Coal

Energy Coal contributed EBIT of US$536 million, up from US$382 million, an increase of 40.3% compared with the corresponding period.

The increase in EBIT was attributable to a significant increase in export market prices during the first six months of the year, with annual average prices well above prior periods despite a downturn in market conditions in the second half of the year. The benefit of higher priced longer term contracts offset the weakness in spot prices. The current period included the profit on disposal of PT Arutmin (Indonesia) effective 30 November 2001 together with the inclusion of profits from Cerrejon operations (Colombia). An overall reduction in unit cash costs were achieved through cost improvement initiatives despite inflationary pressure in South Africa and reduced production volumes predominantly in South Africa and the United States. In addition, a benefit was derived from the favourable effect of lower Rand/US$ exchange rates on related operating costs and net monetary liabilities.

These factors were partially offset by lower export volumes due to the disposal of PT Arutmin together with weakening of European markets after an unseasonably warm winter and low natural gas prices.

Diamonds and Specialty Products

Diamonds and Specialty Products contributed EBIT of US$272 million, up from US$188 million, an increase of 44.7% compared with the corresponding period.

The increase in EBIT was primarily due to increased profits from EkatiTM diamond mine (Canada) mainly reflecting the acquisition of an additional 29% interest in June 2001 together with increased production due to higher ore grade and higher recoveries of lower quality diamonds. The increase in carat production has been driven by the introduction of the Misery Pipe (higher grade and lower value stones) and the continued optimisation of the process plant. These factors were partially offset by lower diamond prices mainly due to a general downturn in the global economy and lower volumes from the titanium minerals operations primarily reflecting weaker market conditions in the US and Japan.

Petroleum

Petroleum contributed EBIT of US$1,073 million, down from US$1,407 million a decrease of 23.7% compared with the corresponding period.

The reduction in EBIT was due to a lower average realised oil price of US$22.58 per barrel compared to US$28.04 per barrel in the corresponding period together with a lower average realised liquefied petroleum gas (LPG) price US$214.62 per tonne compared to US$299.18 per tonne in the corresponding period. The current period was impacted by reduced crude oil volumes primarily due to natural field decline in the Laminaria, Bass Strait and Griffin oil fields, which were partially offset by infill programs in Bass Strait and Griffin. The corresponding period benefited from a gain on the sale of the Buffalo oil field in March 2001.

These factors were partly offset by inclusion of profits from the Typhoon (US) oil field and the Zamzama gas field (Pakistan), which commenced operations in July 2001 and March 2001 respectively. Natural gas volumes were higher than the corresponding period due to improved performance at Liverpool Bay (UK) together with the commencement of Zamzama operations.

During the year, BHP Billiton sanctioned two oil and gas projects in the Gulf of Mexico (US). The Mad Dog development (BHP Billiton 23.9%) will have a gross design capacity of 80,000 barrels of oil per day and 40 million standard cubic feet of gas per day and contains estimated reserves in the range 200 to 450 million barrels of oil equivalent (mmboe) gross. First production is expected by the end of 2004 calendar year. The Atlantis development (BHP Billiton 44%) has estimated gross proven and probable reserves of 575mmboe making it the third largest field in the Gulf of Mexico deepwater. First production is expected by the end of calendar year 2005.

Steel (Discontinued)

BHP Steel Limited (BHP Steel) legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002.

As at 30 June 2002, BHP Steel was a business unit of the BHP Billiton Group and its 2002 and comparative financial results are reflected in the BHP Billiton combined group results. However, the Steel Segment reported does not reflect the demerged BHP Steel results due to the Steel Segment being reported under UK GAAP, in US dollars.

Steel contributed EBIT of US$101 million, down from US$270 million, a decrease of 62.6% compared with the corresponding period.

The EBIT reduction was mainly due to lower international prices for steel products and the exclusion of operating profits from disposed businesses (primarily OneSteel Limited) which were included in the corresponding period.

These factors were partly offset by stronger Australian domestic demand for value added coated products and the profit on sale of the Australian and US strapping businesses.

Group & Unallocated Items

The net costs of Group and Unallocated Items, excluding losses from legacy A$/US$ currency hedging was, US$242 million compared with US$235 million in the corresponding period.

Group and Unallocated Items includes losses on legacy A$/US$ currency hedging of approximately US$331 million compared with losses of US$360 million in the corresponding period. These losses mainly reflect the lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the year.

GROWTH PROJECTS

BHP Billiton has committed approximately US$2.9 billion to new growth projects since the merger was consummated on 29 June 2001.

All references to production volumes and capital expenditure are BHP Billiton's share, unless otherwise stated.

Customer Sector Group	Project	Capital	Production	Completion
		Expenditure
		US$M

Aluminium	Mozal 2 expansion	405	120,000 tonnes per annum	Initial production
	Mozambique		of aluminium metal	late 2003
	BHP Billiton 47.1%

	Hillside 3 expansion	449	132,000 tonnes per annum	Initial production
	South Africa		of aluminium metal	mid 2004
	BHP Billiton 100%

Carbon Steel Materials	Mining Area C	181	15 million tonnes per	Initial production
	Australia		annum of iron ore by	late 2003
	BHP Billiton 85%		2011 (100%)

	Port & capacity expansion	299	Increase in port capacity	Late 2004
	Australia		to 81 millions of tonnes per
	BHP Billiton 85%		annum by 2004 (100%)

	Dendrobium	170	5.2 million tonnes per annum	Initial production
	Australia		of raw metallurgical coal	mid 2005
	BHP Billiton 100%

Energy Coal	Mt Arthur North	411	12.1 million tonnes per	Initial production
	Australia		annum of saleable	late 2003
	BHP Billiton 100%		energy coal

Petroleum	Mad Dog oil and gas field	335	20,000 boe/day	Initial production
				late 2004
	US
	BHP Billiton 23.9%

	Atlantis oil and gas field	355	66,000 boe/day	Initial production
	US			late 2005
	BHP Billiton 44%

	Gulf of Mexico	100	Pipeline capacities (100%)	Commissioning
	transportation system		Oil - 450,000 bbls per day	late 2004
	US		Gas - 500,000 million
	BHP Billiton 22-25%		standard cubic feet per day

	Minerva gas field	123	150 terrajoules of gas	Initial production
	Australia		per day	early 2004
	BHP Billiton 90%

	Zamzama gas field	40	300 million cubic feet of	Initial production
	Pakistan		gas per day	mid 2003
	BHP Billiton 47.5%

	Bream gas pipeline	50	15 million bbls over 10 years	Initial production
	Australia			mid 2003
	BHP Billiton 50%
		2,918

Financial Information

The financial information in this document for the year ended 30 June 2002 is unaudited, has been derived from the draft financial statements of BHP Billiton Plc and does not constitute the statutory accounts of BHP Billiton Plc for that year.

With effect from 1 July 2001, the majority of BHP Billiton Limited's businesses changed their functional currency to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with BHP Billiton Plc's previous policy and is the basis on which the combined BHP Billiton Group manages its businesses. Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets. BHP Billiton's reporting currency is US dollars.

Concurrent with this change, the BHP Billiton Group has changed its policy regarding the treatment of foreign exchange gains or losses on local currency site restoration provisions held in the accounts of entities using US dollar functional currencies. Under the previous policy, the foreign exchange gains and losses on site restoration provisions were recognised in the profit and loss account. Under the revised policy, such foreign exchange gains and losses are treated as part of the revision to the estimated future restoration cost and are included in the cost of tangible fixed assets. The revised policy has been adopted as it better matches the ultimate cost of site restoration charged in the profit and loss account to the profit earned. The impact in the year ended 30 June 2002 has been the capitalisation to tangible fixed assets of foreign exchange losses of US$40 million. The application of the revised policy to prior periods does not have a material impact on the comparative profit and loss account or balance sheet figures and no prior period adjustment has been made.

In the opinion of the Directors, the financial information for the year ended 30 June 2002, presents fairly the financial position, results of operations and cash flows for the periods in conformity with UK generally accepted accounting principles. The financial information for the year ended 30 June 2001 has been derived from the audited financial statements of BHP Billiton Plc for that period as filed with the Registrar of Companies and does not constitute the statutory accounts of BHP Billiton Plc for that period. The auditors' report on the statutory accounts for the year ended 30 June 2001 was unqualified and did not contain statements under Section 237 (2) (regarding adequacy of accounting records and returns) or under Section 237 (3) (provision of necessary information and explanations) of the United Kingdom Companies Act 1985. The statutory accounts for the year ended 30 June 2002 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Annual General Meeting.

The combined results for the year ended 30 June 2002, prepared in accordance with UK GAAP, are generally consistent with the combined results under Australian GAAP as required by the Australian Securities and Investments Commission in respect of dual listed companies. However, in contrast to UK GAAP, Australian regulatory requirements do not allow the combination of the results of BHP Billiton Limited with those of BHP Billiton Plc for periods prior to consummation of the DLC merger on 29 June 2001. Financial results prepared in accordance with Australian GAAP are provided on page 26.

Consolidated Profit and Loss Account
for the year ended 30 June 2002
		Year ended 30 June 2002			Year ended 30 June 2001
		Excluding		Including	Excluding		Including
		Exceptional	Exceptional	Exceptional	Exceptional	Exceptional	Exceptional
		Items	Items	Items	Items	Items	Items
	Note	US$M	US$M	US$M	US$M	US$M	US$M

Turnover (including share of joint ventures' and associates' turnover)	3	17 778	-	17 778	19 079	-	19 079
Less: share of joint ventures' and associates' turnover included above		(1 872)	-	(1 872)	(1 290)	-	(1 290)

Group turnover		15 906	-	15 906	17 789	-	17 789
- continuing operations		13 562	-	13 562	14 771	-	14 771
- discontinued operations		2 344	-	2 344	3 018	-	3 018

Net operating costs		(13 192)	(212)	(13 404)	(14 551)	(60)	(14 611)

Group operating profit		2 714	(212)	2 502	3 238	(60)	3 178
- continuing operations		2 655	(212)	2 443	3 005	(38)	2 967
- discontinued operations		59	-	59	233	(22)	211

Share of operating profit/(loss) of joint ventures and associates [a]		340	-	340	281	(634)	(353)

Operating profit (including share of profit of joint ventures and associates)		3 054	(212)	2 842	3 519	(694)	2 825
Income from other fixed asset investments - continuing operations		37	-	37	28	-	28
Income from other fixed asset investments - discontinued operations		1	-	1	4	-	4
Profit on sale of fixed assets - continuing operations		13	-	13	71	128	199
Profit on sale of fixed assets - discontinued operations		15	-	15	1	-	1
Profit on sale of subsidiaries - continuing operations		68	-	68	4	-	4
Loss on termination of operations - continuing operations [b]		-	-	-	-	(430)	(430)
Merger transaction costs - continuing operations		-	-	-	-	(92)	(92)
Net interest and similar items payable - Group	4	(212)	-	(212)	(407)	(6)	(413)
Net interest and similar items payable - Joint ventures and associates	4	(37)	-	(37)	(63)	-	(63)

Profit before taxation	3	2 939	(212)	2 727	3 157	(1 094)	2 063
Taxation	5	(958)	(32)	(990)	(943)	132	(811)

Profit after taxation		1 981	(244)	1 737	2 214	(962)	1 252
Equity minority interests		(47)	-	(47)	(25)	302	277

Profit for the financial period (attributable profit)		1 934	(244)	1 690	2 189	(660)	1 529
Dividends to shareholders		(784)	-	(784)	(754)	-	(754)

Retained profit for the financial period		1 150	(244)	906	1 435	(660)	775

Earnings per ordinary share (basic) (US cents) [c]		32.1	(4.1)	28.0	36.8	(11.1)	25.7
Earnings per ordinary share (diluted) (US cents) [d]		32.1	(4.1)	28.0	36.6	(11.0)	25.6

Dividend per ordinary share
BHP Billiton Plc (US cents)				13.0			12.0
BHP Billiton Limited (US cents)				13.0
BHP Billiton Limited (Australian cents) [e]							24.7

[a] In the year ended 30 June 2001, the exceptional share of operating losses of joint ventures and associates includes the impairment of HBI Venezuela (US$520 million).

[b] In the year ended 30 June 2001, the exceptional loss on termination of operations relates to the Ok Tedi copper mine.

[c] The calculation of basic earnings per ordinary share is based on earnings after tax and minority interests of US$1,690 million (30 June 2001: $1,529 million) and the weighted average number of ordinary shares outstanding of 6,029 million (30 June 2001: 5,944 million).

[d] The weighted average number of shares used for the calculation of diluted earnings per share has been adjusted for the effect of Restricted Share Scheme awards, Co-Investment Plan awards, Employee Share Plan options and Executive Share Scheme partly paid shares, to the extent they were dilutive at balance date. Performance based rights and options are excluded, except where an issue of shares is expected to occur.

[e] The BHP Billiton Limited dividend for the year ended 30 June 2001 was declared in Australian cents. The amounts shown above are adjusted for the BHP Billiton Limited bonus issue effective 29 June 2001.

Consolidated Statement of Total Recognised Gains and Losses
for the year ended 30 June 2002

	Year ended	Year ended

	30 June 2002	30 June 2001
	US$M	US$M

Attributable profit for the financial period	1 690	1 529
Exchange gains and losses on foreign currency net investments	25	(763)
Total recognised gains for the period	1 715	766

Consolidated Balance Sheet
as at 30 June 2002
			As at 30 June 2002	As at 30 June 2001

		Note	US$M	US$M

Fixed assets
Intangible assets	- goodwill		42	95
	- negative goodwill		(33)	(36)
			9	59
Tangible assets			20 179	19 231
Investments	- joint ventures		1 468	1 011
	- share of gross assets		2 902	2 816
	- share of gross liabilities		(1 434)	(1 805)
	- associates		85	58
	- loans to joint ventures and associates and
	other investments		987	911
			22 728	21 270
Current assets
Stocks			1 457	1 675
Debtors			3 751	3 583
- amounts due within one year			2 554	2 547
- amounts due after one year			1 197	1 036
Investments			117	215
Cash including money market deposits		7	1 499	1 285
			6 824	6 758
Creditors: amounts falling due within one year			(6 229)	(5 235)
Net current assets			595	1 523
Total assets less current liabilities			23 323	22 793
Creditors: amounts falling due after more than one year			(5 987)	(7 054)
Provisions for liabilities and charges			(4 654)	(4 019)
Net assets			12 682	11 720
Equity minority interests			(326)	(380)
Attributable net assets			12 356	11 340

Capital and reserves
Called up share capital
Called up share capital - BHP Billiton Plc			1 160	1 160
Share premium account
Share premium account - BHP Billiton Plc			592	592
Contributed equity
Contributed equity - BHP Billiton Limited			3 143	3 039
Profit and loss account			7 461	6 549

Equity shareholders' funds		6	12 356	11 340

Consolidated Statement of Cash Flows
for the year ended 30 June 2002	Year ended	Year ended
	30 June 2002	30 June 2001
	US$M	US$M

Net cash inflow from Group operating activities (a)	4 641	4 805

Dividends received from joint ventures and associates	149	154

Interest paid	(496)	(587)
Dividends paid on redeemable preference shares	(35)	(69)
Interest received	156	132
Other dividends received	38	39
Dividends paid to minorities	(20)	(50)
Net cash outflow from returns on investments and servicing of finance	(357)	(535)

Taxes paid	(606)	(587)
Refund of taxes paid	91	-
Taxation	(515)	(587)

Available cash flow	3 918	3 837

Purchases of tangible fixed assets	(2 481)	(3 038)
Exploration expenditure	(390)	(341)
Disposals of tangible fixed assets	200	339
Purchase of investments and funding of joint ventures	(182)	(677)
Sale of investments and repayments by joint ventures	232	82
Capital expenditure and financial investment	(2 621)	(3 635)
Investment in subsidiaries	(45)	(1 567)
Sale of subsidiaries	190	372
Net cash acquired with subsidiary	-	117
Cash transferred on disposal	(45)	(61)
Investment in joint ventures	(208)	(482)
Disposal of joint venture	70	193
Acquisitions and disposals	(38)	(1 428)

Equity dividends paid	(811)	(751)

Net cash flow before management of liquid resources and financing	448	(1 977)

Management of liquid resources	157	242

Debt due within one year - repayment of loans	(1 344)	(668)
Debt due within one year - drawdowns	1 657	849
Debt due after one year - repayment of loans	(2 722)	(998)
Debt due after one year - drawdowns	2 318	2 072
Finance lease obligations	(28)	(4)
Redeemable preference shares	(423)	(425)
Net cash (outflow)/inflow from debt and lease financing	(542)	826
Share buyback scheme - BHP Billiton Plc	-	194
Share repurchase scheme - BHP Billiton Limited	(19)	-
Issue of shares	104	743
Net cash (outflow)/inflow from financing	(457)	1 763

Increase in cash in the period	148	28

Consolidated Statement of Cash Flows (continued)
for the year ended 30 June 2002
	Year ended	Year ended
Reconciliation of net cash flow to movement in net debt	30 June 2002	30 June 2001
	US$M	US$M

Increase in cash in the period	148	28
Cash flow from debt and lease financing	542	(826)
Cash flow from management of liquid resources	(157)	(242)
Change in net debt arising from cash flows	533	(1 040)
Money market deposits and loans acquired with subsidiaries	-	(665)
Exchange adjustments	(34)	476
Movement in net debt	499	(1 229)
Net debt at start of period	(7 321)	(6 092)
Net debt at end of period	(6 822)	(7 321)

(a) Net cash inflow from Group operating activities

Operating profit	2 502	3 178
Merger transaction costs	-	(92)
Depreciation and amortisation	1 727	1 672
Impairment of assets	272	34
Employee share awards	28	46
Net exploration charge (excluding impairment of assets)	243	250
Loss on sale of fixed assets	-	21
Payments relating to HBI Venezuela guarantee	-	(310)
Decrease in stocks	7	41
Increase in debtors	(346)	(141)
Increase in creditors	292	115
(Decrease)/increase in provisions	(119)	28
Other movements	35	(37)
Net cash inflow from Group operating activities	4 641	4 805

1. Exceptional items

Year ended 30 June 2002
	Gross	Tax	Net
	US$M	US$M	US$M
Base Metals:
Impairment of South West Copper assets	(171)	-	(171)
Reassessment of South West Copper closure provisions	70	-	70
Charges associated with suspension of Tintaya sulphide operations	(31)	9	(22)
Change in UK tax rate on petroleum operations	-	(56)	(56)
Merger restructuring costs and provisions	(80)	15	(65)

Total by category	(212)	(32)	(244)

Exceptional items by segment
Aluminium	(4)	-	(4)
Base metals	(145)	10	(135)
Carbon steel materials	(6)	1	(5)
Stainless steel materials	(3)	-	(3)
Energy coal	(5)	1	(4)
Diamonds and specialty products	(6)	2	(4)
Petroleum	(4)	1	(3)
Group and unallocated items	(39)	9	(30)
Taxation	-	(56)	(56)

Total by customer sector group	(212)	(32)	(244)

Year ended 30 June 2001
	Gross	Tax	Net
	US$M	US$M	US$M
Profit on sale of fixed assets (equalisation of Queensland Coal interests)	128	-	128
Termination of operations (Ok Tedi copper mine)	(430)	14	(416)
Merger transaction costs	(92)	-	(92)
Taxation (income tax audit)	-	(33)	(33)
Sale of Mozal II expansion rights (a)	61	(21)	40
Merger and other restructuring costs and provisions (a) (b)	(64)	16	(48)
Employee share awards accelerated by the merger (a)	(37)	10	(27)
Write down in carrying value of assets (Lakes Mines) (a)	(26)	6	(20)
Write down in carrying value of assets and provisions (HBI Venezuela) (c)	(520)	110	(410)
Write down in carrying value of assets (Columbus JV) (c)	(114)	30	(84)

Total by category	(1 094)	132	(962)

Exceptional items by segment
Aluminium	53	(19)	34
Base metals	(8)	2	(6)
Carbon steel materials	126	2	128
Stainless steel materials	(123)	31	(92)
Energy coal	(34)	8	(26)

Diamonds and specialty products	(13)	3	(10)
Steel (b)	(22)	7	(15)
Group and unallocated items(d)	(1 067)	98	(969)
Net interest	(6)	-	(6)

Total by customer sector group	(1 094)	132	(962)

(a) Included in operating profit with the exception of charges of $6 million (no tax effect) of merger and other restructuring costs in 2001 which were charged against net interest and other similar items payable.

(b) Includes amounts attributable to discontinued operations of US$22 million (US$15 million after tax).

(c) Included in share of operating profit/(loss) of joint ventures and associates.

(d) Includes exceptional items in relation to HBI Venezuela and Ok Tedi which were previously reported in Carbon Steel Materials and Base Metals respectively.

2. Discontinued Operations

Due to the demerger of the BHP Steel business in July 2002, BHP Steel's results have been reported as discontinued operations, together with the results of the OneSteel business which was demerged from BHP Billiton in October 2000.

The profit and loss impact of these businesses, as included in the BHP Billiton financial statements is detailed below. As BHP Billiton operate treasury and tax functions on a Group basis, disclosure of net interest and tax expense information for the BHP Steel results is not meaningful and has therefore not been included. These businesses comprise the majority of the Steel segment (refer Note 3).

Profit and Loss Account	2002 US$M	2001 US$M

Turnover (including share of joint ventures and associates)	2 550	3 213
Less: share of joint ventures and associates turnover included above	(206)	(195)
Group turnover	2 344	3 018
Net operating costs *	(2 285)	(2 807)
Group operating profit	59	211
Share of operating profit of joint ventures and associates	11	2
Operating profit (including share of profit of joint ventures and associates)	70	213
Income from other fixed asset investments	1	4
Profit on sale of fixed assets	15	1
Profit before net interest and taxation	86	218

* Included within operating costs in 2001 is a charge for exceptional items of US$22 million (before tax) relating to restructuring costs and provisions. There were no exceptional items in 2002.

The BHP Billiton Group demerged the BHP Steel business in July 2002 as follows:

- A capital reduction and a transfer to BHP Billiton Limited shareholders of 94% of the shares in BHP Steel;

- A bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders as a Matching

Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and

BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each

15.6 BHP Billiton Plc shares held); and

- The sale by the BHP Billiton Group of the remaining 6% of BHP Steel shares held by the Group.

The impact of these steps (to be recorded in July 2002) is:

- The BHP Billiton Group's capital was reduced by approximately US$1,501 million, including approximately US$19 million of costs directly associated with the demerger;

- A cash inflow of approximately US$369 million, representing net US$294 million from the settlement by BHP Steel of intercompany loans, together with US$75 million from the sale of the 6% of BHP Steel; and

- A loss of approximately US$19 million (no tax effect) relating to the sale of the 6% of BHP Steel.

BHP Steel is the leading steel company in Australia and New Zealand, specialising in the production of flat steel products, including slab, hot rolled coil, plate and value-added metallic coated and pre-painted steel products. The company supplies customers in Australia, New Zealand, Asia, the US, Europe, the Middle East and the Pacific. Key steel-making assets are the low-cost global scale Port Kembla Steelworks (Australia), BHP New Zealand Steel and North Star BHP Steel (USA). A network of metallic coating and coil painting facilities operates in Australia, New Zealand and South East Asia.

The attributable net assets of BHP Steel as included in the BHP Billiton Group's 30 June 2002 balance sheet is provided below. In addition, the estimated net assets to be demerged in July 2002 is provided, after allowing for the settlement of intercompany loans by BHP Steel to the BHP Billiton Group.

Balance Sheet	2002 US$M

Tangible Assets	1 881
Investments	91
Current Assets	759
Creditors falling due within one year	(345)
Creditors falling due after more than one year and provisions	(495)
1 891
Equity minority interests	(21)
Attributable net assets as at 30 June 2002	1 870

Net payments to the BHP Billiton Group by BHP Steel to settle intercompany loans (post 30 June 2002)	(294)
Estimated attributable net assets of BHP Steel to be demerged	1 576

3. Segmental analysis by business	Year ended	Year ended
	30 June 2002	30 June 2001
Turnover	US$M	US$M
Aluminium	2 857	2 971
Base metals	1 821	1 719
Carbon steel materials	3 306	3 349
Stainless steel materials	868	994
Energy coal	1 919	1 982
Diamonds and specialty products	1 480	1 318
Petroleum	2 815	3 361
Steel	2 785	3 760
Group and unallocated items	495	209

Intersegment	(568)	(584)
	17 778	19 079

Profit before taxation
Aluminium	492	523
Base metals	200	462
Carbon steel materials	1 084	918
Stainless steel materials	3	72
Energy coal	536	382
Diamonds and specialty products	272	188
Petroleum	1 073	1 407
Steel	101	270
Group and unallocated items	(573)	(595)
	3 188	3 627
Exceptional items	(212)	(1 088)
	2 976	4 715
Net interest	(249)	(476)

	2 727	2 063

Net operating assets
Aluminium	4 727	4 730
Base metals	4 077	3 795
Carbon steel materials	2 573	2 387
Stainless steel materials	1 663	1 736
Energy coal	2 092	1 986
Diamonds and specialty products	1 620	1 488
Petroleum	2 865	2 504
Steel	2 044	2 130
Group and unallocated items	644	956

	22 305	21 712

Trading activities included above
Turnover
Aluminium	881	1 014
Base metals	24	13
Carbon steel materials	22	40
Stainless steel materials	9	6
Energy coal	108	100
Diamonds and specialty products	823	797
Petroleum	-	-
Steel	-	-
Group and unallocated items	-	-

	1 867	1 970

Profit before taxation
Aluminium	13	14
Base metals	-	-
Carbon steel materials	3	1
Stainless steel materials	1	-
Energy coal	4	6
Diamonds and specialty products	9	23
Petroleum	-	-
Steel	-	-
Group and unallocated items	-	-

	30	44

3. Segmental analysis by business (continued)

A new segment, Diamonds and Specialty Products, has been created encompassing Diamonds, Titanium Minerals, Integris (metals distribution) and Exploration & Technology. As a consequence, the former Exploration, Technology and New Business and Other Activities segments ceased to exist and any remaining portions have been included in Group and Unallocated Items. In addition, HBI Venezuela and Ok Tedi, previously reported in Carbon Steel Materials and Base Metals, respectively, are now included in Group and Unallocated Items. Comparatives have been restated accordingly.

4. Net interest and similar items payable

	Year ended	Year ended
	30 June 2002
	US$M	US$M

On bank loans and overdrafts	(161)	(236)
On all other loans	(311)	(339)
Finance lease and hire purchase interest	(5)	(9)
	(477)	(584)

Dividends on redeemable preference shares	(39)	(83)
Discounting on provisions	(42)	(39)
Less amounts capitalised	58	39
	(500)	(667)

Share of interest of joint ventures and associates	(71)	(94)
	(571)	(761)

Other interest receivable	142	136
	(429)	(625)

Exchange differences on net debt - Group	146	118
Exchange differences on net debt - Joint ventures and associates	34	31
	180	149

Net interest and similar items payable (a)	(249)	(476)

  Disclosed in the Consolidated Profit and Loss Account as:

Net interest and similar items payable - Group	(212)	(413)
Net interest and similar items payable - Joint ventures and associates	(37)	(63)
Net interest and similar items payable	(249)	(476)

5. Taxation

	Year ended	Year ended
	30 June 2002	30 June 2001
	US$M	US$M

Profit before taxation	2 727	2 063

Taxation on profit @ 30%	818	619

Permanent differences:
Investment and development allowance	(10)	(19)
Non-tax effected capital gains	(12)	(63)
Recognition of prior year tax losses	(103)	(133)
Tax rate differential	(1)	57
Non-tax effected operating losses	69	47
Prior year adjustments / under or over provisions	(23)	5
Non-deductible accounting depreciation and amortisation	54	32
Foreign expenditure including exploration not presently deductible	16	57
Non-deductible dividends on redeemable preference shares	13	24
South African secondary tax on companies	48	46
Foreign exchange gains and other translation adjustments	(2)	(113)
Tax rate changes	59	(22)
Investment and asset impairments	32	176
Non-deductible merger transaction costs	-	28
Other permanent differences	32	70

Permanent differences	172	192
Timing differences	(218)	50
Current taxation charge for the period	772	861
Timing differences	218	(50)
Taxation charge for the period (including exceptional items)	990	811

6. Reconciliation of movements in shareholders' funds

	Year ended	Year ended
	30 June 2002	30 June 2001
	US$M	US$M

Profit for the financial period	1 690	1 529
Other recognised gains and losses	25	(763)
Total recognised gains	1 715	766

Dividends	(784)	(754)
Issue of ordinary shares for cash	104	744
Capital reduction on OneSteel spin-out	-	(650)

Share buy-back scheme - BHP Billiton Plc	-	194
Share buy-back scheme - BHP Billiton Limited	(19)	-
Transfer to profit and loss account (goodwill)	-	4
Net movement in shareholders' funds	1 016	304

Shareholders' funds at start of period	11 340	11 036

Shareholders' funds at end of period	12 356	11 340

7. Analysis of movement in net debt

	As at	Acquisitions		Other non-cash	Exchange	As at
	1 July 2001	& disposals	Cashflow	movements	movements	30 June 2002
	US$M	US$M	US$M	US$M	US$M	US$M

Cash at bank and in hand	836	(45)	411		(3)	1 199
Overdrafts	(287)	-	(218)	-	(4)	(509)
	549	(45)	193	-	(7)	690

Redeemable preference shares	(890)	-	423	-	17	(450)
Finance lease obligations	(63)	-	28	-	-	(35)
Other debt due within one year	(1 432)	-	(313)	(574)	43	(2 276)
Other debt due after one year	(5 934)	-	404	574	(95)	(5 051)
	(8 319)	-	542	-	(35)	(7 812)

Money market deposits	449	-	(157)	-	8	300

	(7 321)	(45)	578	-	(34)	(6 822)

The balance sheet movement in cash including
money market deposits is as follows:
Cash at bank and in hand	836	(45)	411	-	(3)	1 199
Money market deposits	449	-	(157)	-	8	300

	1 285	(45)	254	-	5	1 499

BHP Billiton Group Financial Results under Australian GAAP

Year ended 30 June 2002

		US$ Million
Revenue from ordinary activities
Sales		15 896
	Other revenue	1 166
		17 062

Profit from ordinary activitites before
depreciation, amortisation and borrowing costs		4 852

Deduct:	Depreciation and amortisation	1 753
	Borrowing costs	449
Profit from ordinary activities before tax		2 650

Deduct:	Tax expense attributable to ordinary activities	955

Net profit		1 695

Outside equity interests in net profit		(47)

Net profit attributable to members of
combined BHP Billiton Group		1 648

Basic earnings per fully paid ordinary share (cents)		27.3

Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the year ended 30 June 2002 have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission (ASIC). Australian regulatory requirements do not allow the combination of the results of BHP Billiton Limited with those of BHP Billiton Plc for periods prior to consummation of the DLC merger on 29 June 2001.

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Limited Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2001, except as noted below.

With effect from 1 July 2001, the majority of BHP Billiton Limited's businesses changed their functional currency to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with BHP Billiton Plc's previous policy and is the basis on which the combined BHP Billiton Group manages its businesses. Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets. BHP Billiton's reporting currency is US dollars.

Concurrent with this change, the BHP Billiton Group has changed its policy regarding the treatment of foreign exchange gains or losses on local currency site restoration provisions held in the accounts of entities using US dollar functional currencies. Under the previous policy, the foreign exchange gains and losses were recognised in the profit and loss account. Under the revised policy, such foreign exchange gains and losses are treated as part of the revision to the estimated future restoration cost and are included in the cost of property, plant and equipment. The revised policy has been adopted as it better matches the ultimate cost of site restoration charged in the profit and loss account to the profit earned. The impact in the year ended 30 June 2002 has been the capitalisation to property, plant and equipment of foreign exchange losses of US$40 million.

The results are subject to audit.
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia